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           CANADIAN NATIONAL COMMENCES US$39 PER SHARE TENDER OFFER
                       FOR 75% OF ILLINOIS CENTRAL SHARES

     MONTREAL-February 13, 1998 - Canadian National Railway Company ("CN") (NYSE: CNI, TSE/ME: CNR) announced today that it has commenced a cash tender offer for 46,051,761 shares of Illinois Central Corporation ("IC") (NYSE: IC) common stock, representing approximately 75 percent of the outstanding IC common stock, at a price of US$39.00 per IC share. The tender offer is scheduled to expire at midnight, New York City time, on Friday, March 13, 1998, unless extended.

     The tender offer is subject to a minimum tender condition of 50.1 percent of the fully diluted IC common shares being validly tendered and not withdrawn. The tender offer will be subject to receipt of informal United States Surface Transportation Board (STB) staff approval of a required voting trust agreement and the satisfaction of other customary conditions. The shares purchased in the tender offer will be placed in the voting trust. The acquisition of the IC shares pursuant to the tender offer will not be subject to STB approval of the combination. The complete terms and conditions of the tender offer are set forth in the offering documents being filed today with the United States Securities and Exchange Commission.

     Following completion of the tender offer, CN will consummate a second-step merger in which the remaining IC shares will be exchanged for cash and CN shares with a value equal to the same cash price paid in the tender offer, subject to certain collar arrangements. The CN shares will be issued in the merger with respect to 25 percent of the IC common stock.

     As previously announced, CN and IC have entered into a definitive merger agreement under which CN will acquire all of the common stock of IC for a combination of cash and stock valued at US$39.00 per IC share. IC has approximately 61.4 million shares outstanding, giving the transaction a total equity value of approximately US$2.4 billion.

     Goldman, Sachs & Co. and Schroder and Co. Inc. are acting as Dealer Managers for the offer and MacKenzie Partners, Inc. is acting as Information Agent.

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Investors                  Media                     Abernathy MacGregor Frank
Robert Noorigian           Mark Hallman              Joel Frank / Judy Wilkinson
(514) 399-0052             (416) 217-6390            (212) 371-5999